Filed pursuant to Rule 424(b)(3)

File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated April 16, 2025

to

Prospectus dated April 12, 2024

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 12, 2024 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 31 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2025;

•	to disclose the calculation of our March 31, 2025 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to provide an updates regarding our financing arrangements; and

•	to provide an update to the status of our current public offering.

May 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2025 (and repurchases as of April 30, 2025) is as follows:

Transaction Price (per share)
Class S	$24.9776
Class T	$24.7334
Class D	$24.7865
Class M	$24.8445
Class I	$24.0719
Class F*	$25.2883
Class Y*	$24.0411

*We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The May 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2025. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since March 31, 2025 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2025 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2025.

The following table provides a breakdown of the major components of our total NAV as of March 31, 2025 (dollar amounts in thousands):

Components of NAV	March 31, 2025
Loans receivable	$7,423,347
Investment in real estate	575,267
Mortgage-backed securities held-to-maturity	161,770
Mortgage-backed securities, at fair value	440,969
Cash and cash equivalents	150,289
Restricted cash	29,851
Other assets	212,372
Collateralized loan obligation, net of deferred financing costs	(3,235,840)
Repurchase agreements payable, net of deferred financing costs	(1,698,307)
Credit facility payable, net of deferred financing costs	(839,038)
Mortgage note, net of deferred financing costs	(124,567)
Accrued stockholder servicing fees(1)	(1,792)
Other liabilities	(162,670)
Net asset value	$2,931,651
Number of outstanding shares	119,161,300

(1)	Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of March 31, 2025, we accrued under GAAP $94,854 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of March 31, 2025 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,609,524	$20,538	$10,344	$100,672	$1,151,658	$18,633	$20,282	$2,931,651
Number of outstanding shares	64,438,603	830,362	417,326	4,052,079	47,842,442	736,830	843,658	119,161,300
NAV per share as of March 31, 2025	$24.9776	$24.7334	$24.7865	$24.8445	$24.0719	$25.2883	$24.0411

Market Update

The Treasury yield curve steepened in March as markets attempted to gauge Fed policymakers’ reaction to slowing economic growth and rising inflation. The policy-sensitive 2-year Treasury yield fell -10 bps, to 3.89%, while the 10-year Treasury ended the month unchanged at 4.21%. Against this backdrop, the Bloomberg U.S. Aggregate Index was flat (+0.04%) in March. Amid significant interest rate volatility over the last five years, however, the Agg has generated a negative return (-0.4%).

CRE deal activity and pricing continued to rebound in February.

•	Following an extended, 18-month slump, deal volumes have shown meaningful year-over-year gains in four of the past six months.[1]

•	The RCA CPPI National All-Property Index returned 1.3% in February, compared to 0.30% in January, which was the Index’s first positive return since October 2022.[1] February’s price gains were driven by growth in the retail and industrial sectors coupled with moderating declines in other property types.[1]

Against this backdrop, market participants expressed growing confidence that an improving balance between supply and demand will support CRE fundamentals.

•	The CREFC CRE Sentiment Index, a quarterly survey tracking shifts in CRE market conditions, has steadily improved from its nadir in Q3 2022, reaching an eight-year high by Q4 2024. CMBS spreads remain tight by historical standard, though they edged modestly higher in March amid heightened policy uncertainty.

Fundamentals across most property types showed improvement during Q4 2024.

•	Net operating income growth moved notably higher within the industrial and retail sectors while occupancy rates remain healthy across all property types outside of office.[1]

•	Meanwhile, completions in the multifamily and industrial sectors will plunge this year as higher rates depleted the new construction pipeline. Supply growth in the retail and office sectors remains essentially nonexistent.

We believe the lack of new supply, combined with a strong demand for space, will promote a meaningful improvement in rent growth across most sectors and allow property owners the opportunity to drive strong income growth once again.

1 MSCI Real Capital Analytics, as of February 2025, latest data available.

Performance Update

We generated positive total returns across all share classes in March driven by distributions paid during the month and appreciation of approximately $0.01 per share in our NAV.

We have delivered 60 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment. The current annualized distribution rate is 7.67% for Class I shares, 7.15% for Class D shares, 7.13% for Class M shares, 6.54% for Class S shares and 6.61% for Class T shares, based on the May 1, 2025 transaction price.

•	The tax equivalent distribution rate is 8.57% for Class I shares, 7.99% for Class D shares, 7.97% for Class M shares, 7.31% for Class S shares and 7.39% for Class T shares, based on the May 1, 2025 transaction price.[2]

We offer a high level of excess income over short-term rates on a nominal and real basis.

•	Based on the Class I share, our annualized distribution rate of 7.67% is 337 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.[3]

•	Our tax-equivalent annualized distribution rate is 427bps over 3-month T-bills, or 3.2x higher compared to T-bills when comparing real yields/distribution rates.

As a senior lender, our loans have first claim on rental income ahead of equity holders and are last to absorb losses if property values decline. We believe this seniority is especially important during market pullbacks. While recent market volatility has negatively impacted the public markets, approximately 85% of our portfolio is comprised of private senior loans that are held to maturity at amortized cost, subject to impairment. Therefore, our NAV is primarily determined on fundamental value rather than market sentiment.

Investment Highlights

We purchased a $31.6 million senior loan from a commercial bank seeking to rebalance its CRE holdings. The loan is collateralized by two mid-rise multifamily properties with ground-floor retail space in upper Manhattan. The property is located near The City College of New York and Columbia University, providing consistent demand for student housing, among other drivers.

Portfolio Highlights

As of March 31, 2025, the portfolio was weighted to multifamily (52%), followed by hospitality (15%) and industrial (10%).

•	The portfolio’s allocation reflects our view that these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (multifamily), strong demand for business and leisure travel (hospitality), and continued demand for technologically advanced warehouse space (industrial).

Assets on nonaccrual represented 3.00% of the portfolio as of March 31, 2025.

We believe our portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.

•	Relative level of income above cash yields. While our distribution rate is influenced by the level and direction of short-term rates, we take a long-term approach to setting our distributions. Our distribution policy considers the forward secured overnight financing rate (SOFR) curve, our borrowings, the pace of our capital raise, the expected timing of potential new originations as well as paydowns and prepayments, among other factors. Our distributions have not historically adjusted in lockstep with changes in interest rates.

•	Available liquidity for new investments. While many traditional lenders and peers are constrained in making new loans, we have maintained a strong liquidity profile which, when combined with proceeds from our continuous offering, and the natural turnover of the portfolio due to repayments, allows us to remain a capital provider.

2 Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.57% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.67% under the new tax law. The distribution rates quoted assume a 37% tax bracket. Certain provisions of the Tax Cut and Jobs Act of 2017 are set to expire at the end of 2025.

3 Three-month T-bill yield as of April 15, 2025.

•	Continued strong performance of portfolio. We have generated positive total returns in 85 out of 87 months; our largest monthly drawdown was just -0.27% in March 2020.

•	High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

•	Deep experience of FS Investments and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the modest level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.

•	Geographically diversified composition of our $9 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 87% of our borrowings are financed through match-term, non-mark-to-market facilities, which help reduce the portfolio’s volatility amid a changing rate environment, manage risk and drive returns.

Financing Arrangements

BB-1 Ninth Amendment to Master Repurchase Agreement

On April 2, 2025, FS CREIT Finance BB-1 LLC (“BB-1”), one of our indirect wholly owned special-purpose financing subsidiaries, entered into a ninth amendment to the master repurchase agreement (“Ninth Amendment”), amending the master repurchase agreement with Barclays Bank PLC, as purchaser. The Ninth Amendment provides for, among other things, an extension of the availability period from May 22, 2025 to February 21, 2028.

WF-2 First Amendment to Master Repurchase Agreement

On March 26, 2025, FS CREIT Finance WF-2 LLC (“WF-2”), one of our indirect wholly owned special-purpose financing subsidiaries, entered into a first amendment to the master repurchase and securities contract (“First Amendment”), amending the master repurchase and securities contract with Wells Fargo Bank, National Association, as purchaser. The First Amendment provides for, among other things, a reduction of the maximum facility amount from $437,118,101 to $213,428,356.74.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $350 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 59,173,242 shares of our common stock (consisting of 28,286,618 Class S shares, 28,435,767 Class I shares, 276,860 Class T shares, 301,407 Class D shares, and 1,872,589 Class M shares) in the primary offering for total proceeds of $1.46 billion and (ii) 9,711,491 shares of our common stock (consisting of 5,075,457 Class S shares, 4,250,904 Class I shares, 80,109 Class T shares, 35,643 Class D shares, and 269,378 Class M shares) pursuant to our distribution reinvestment plan for a total value of $240 million.